UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                                Maxi Group, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                                 Mathew W. Evans
                          836 South Slate Canyon Drive
                                Provo, Utah 84606
                               Tel. (801) 356-3735
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1 Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Mathew W. Evans
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   2 Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
   3 SEC Use Only

--------------------------------------------------------------------------------
   4 Source of Funds (See Instructions)
               N.A.
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) N.A.

--------------------------------------------------------------------------------
   6 Citizenship of Place of Organization

               U.S.
--------------------------------------------------------------------------------
                       7 Sole Voting Power
Number                      21,125,000
of Shares            -----------------------------------------------------------
Beneficially           8 Shared Voting Power
Owned by                          --
Each                 -----------------------------------------------------------
Reporting              9 Sole Dispositive Power
Person                            21,125,000
With                 -----------------------------------------------------------
                      10 Shared Dispositive Power
                                  --
--------------------------------------------------------------------------------
  11 Aggregate Amount Beneficially Owned by Each Reporting Person

               21,125,000
--------------------------------------------------------------------------------
  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
  13 Percentage of Class Represented by Amount in Row (11)

               89%
--------------------------------------------------------------------------------
  14 Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Maxi Group, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 836 South Slate Canyon Drive, Provo, Utah 84606.

Item 2. Identity and Background

         This statement is being filed by Mr. Mathew W. Evans ("Reporting Person"). Reporting Person is an officer and director of the Company. Reporting Person's business address is 836 South Slate Canyon Drive, Provo, Utah 84606. Mr. Evan's principal employment is as a the city planner for the City of Mapleton, Utah. During the last five years, the Reporting Person has not have been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Person acquired 22,000,000 shares of the Company's common stock (the "Shares") in March 1999 in consideration for $22,000. The Reporting Person acquired these shares prior to the Company becoming a reporting Company under Section 12(g) of the Securities Exchange Act of 1934. The Reporting Person use personal funds to acquire the shares.

Item 4. Purpose of Transaction

         On December 8, 2004, Mr. Evans tendered for cancellation 750,000 shares of the Company's common stock and received no payment in consideration for the cancellation. Mr. Evans cancelled the shares because he thought that it was in the best interest of all interested parties for him to cancel the shares. The Reporting Person acquired the Company shares for investment purposes. The Reporting Person does not have any plans or proposals to acquire additional Company securities.

         The Company's business plan is to seek one or more potential business ventures that, in the opinion of management, may warrant involvement by the Company. From time to time the Company has been in discussions with various parties and the Company expects to continue to discuss potential business ventures until it enters into such and arrangement. Because of the Company recognizes that because of its limited financial, managerial and other resources, the type of suitable potential business ventures which may be available to it will be extremely limited. Such a business venture may include a merger, reorganization, asset acquisition or other material transaction outside the ordinary course of business. To the extent that such an arrangement is entered into and it is deemed advisable by the Reporting Person to cancel or otherwise dispose of additional Common Stock the Reporting Person may do so.

Item 5. Interest in Securities of the Issuer

         (a) As of December 8, 2004, the Reporting Person owned beneficially and of record 21,125,000 shares of Common Stock, which constitutes approximately 89% of the Company's outstanding common stock.

         (b) The Reporting Person has sole voting power and dispositive power with respect to the 21,125,000 shares of Common Stock that are held of record by him.

         (c) The Reporting Person has not effected any transaction in the securities of the Company in the past 60 days.

         (d) No person other than the Reporting Person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by the Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

         Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 8, 2004                               /s/ Mathew W. Evans
                                                     ---------------------------
                                                     Mathew W. Evans